Mail Stop 3561

May 17, 2006



Geoffrey L. Greenwood, President
Yacht Finders, Inc.
2308 - C Kettner Blvd
San Diego, California  92101

     RE: Yacht Finders, Inc. ("the company")
            Amendment No. 3 to Registration Statement on
            Form SB-2
            Filed April 12, 2006
            File No. 333-121863

Dear Mr. Greenwood:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Security Holders, page 11

1. We note from the company`s response letter dated April 5, 2006 that many of the selling security holders were/are a "business acquaintance" of Mr. Dal Grauer. In this regard, it would appear appropriate that a notation be added to identify these individuals and provide a note to the table accordingly. If you do not believe this information is required by Item 507 of Regulation S-B, please tell us why.


Directors, Executive Officers, Promoters and Control Persons, page
17
Certain Relationships and Related Transactions, page 30

2. We refer back to our previous comments #5 and #6 in the staff`s letter dated October 7, 2005. Inasmuch as Mr. Dal Grauer was the incorporator of Sneeoosh and Snohomish, now Yacht Finders, it would appear that the disclosure requirements of Item 404 of Regulation S-B would apply as he appears to be a promoter of the company. Also, please refer to Rule 405 of Regulation C regarding the definition of the term "promoter". Please provide the requested disclosure for Mr.
Grauer, or in the contrary, please advise the staff why no disclosure is required.

Competition and Competitive Position, page 24

3. We note your statement, "[W]e plan to offer various price and service levels of our brokering services to clients, offering them the ability to pay for whatever service they specifically need." As previously requested, please provide some specificity to substantiate why this is an advantage over what is provided by other companies in this industry.
4. With respect to the last sentence of this section, "[I]n the opinion of management, Yacht Finders can offer yacht brokerage customers competitive pricings for their listing inventory." Please provide some detail to substantiate this statement or delete it.

Financial statements, F-10 to F-18

5. We note that you have appropriately included the required audited financial statements for the recent two fiscal years ended December
31, 2005 and December 31, 2004 in the registration statement. Accordingly, please remove the financial statements for the other periods included in pages F-10 to F-18 since they are no longer required. Refer to Item 310(a) of Regulation S-B.


General

6. Please provide a current consent in any amendment and consider the updating requirements of Item 310(g) of Regulation S-B.



Closing Comments

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Janice McGuirk at (202) 551-3395 with any other questions.





      Sincerely,




John Reynolds

Assistant Director


cc:  Karen Batcher, Esq.
       Via fax   (619) 789-6262


Geoffrey L. Greenwood
Yacht Finders, Inc.
May 17, 2006
Page 1